Exhibit 99.2

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

We hereby consent to the use of our name in the prospectus supplement filed by Oncolytics Biotech Inc. on February 20, 2013 under the headings “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” and to the reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations.” In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

/s/ Osler, Hoskin & Harcourt LLP
Osler, Hoskin & Harcourt LLP

Date: February 20, 2013